May 27, 2025

VIA EDGAR

Ms. Lauren Hamilton
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Re:	Heartland Group, Inc. (“Heartland”) 1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982

Response to SEC Staff Comments on Heartland’s Form N-CSR and Form N-CEN Filings for the Period Ended December 31, 2024

Dear Ms. Hamilton:

With this letter, Heartland is responding to the oral comments you provided on May 7, 2025, regarding Form N-CSR and Form N-CEN filed by Heartland on February 21, 2025 and March 4, 2025, respectively, as well as Heartland’s prospectus dated May 1, 2024, each relating to the Heartland Mid Cap Value Fund, Heartland Value Plus Fund and Heartland Value Fund (each, a “Fund” and collectively, the “Funds”).

Set forth below are numbered paragraphs identifying the staff’s comments and Heartland’s responses.

Comment 1. The staff notes that the Heartland Value Fund’s principal investment strategy set forth in the Fund’s prospectus dated May 1, 2024, indicates that the Fund may invest a portion of its assets in micro-capitalization securities (generally those with market capitalizations of less than $500 million at the time of purchase). The staff further notes that the Fund’s website included a capitalization breakdown table for the period ended December 31, 2024, which showed that approximately 17% of the Fund’s portfolio was invested in securities with a market capitalization of less than $500 million. Please explain why the Fund’s prospectus does not contain a principal risk for micro-capitalization securities and indicate whether such a risk will be included in the Fund’s next prospectus update.

Response. The Heartland Value Fund’s prospectus currently includes a Smaller Company Securities Risk, and Heartland believes the principal risks related to micro-capitalization holdings are encompassed by this existing risk factor. Heartland will consider revisions to the existing risk factor to address micro-capitalization holdings as part of the next update to the Fund’s prospectus.

Ms. Lauren Hamilton
Securities and Exchange Commission

May 27, 2025

Comment 2. With respect to Heartland’s Form N-CSR, on a going forward basis, please clearly indicate the Fund or Funds to which the Schedule of Written Options relates.

Response. Heartland confirms it will clearly indicate the Fund or Funds that hold options in the Schedule of Written Options and elsewhere in the Funds’ financial statements in future filings on Form N-CSR, if applicable.

Comment 3. The staff notes that Heartland’s Form N-CSR contains disclosure indicating that each Fund currently qualifies as a limited derivatives user under Rule 18f-4 of the Investment Company Act of 1940. Please explain why Item C.7.n.i. in Heartland’s Form N-CEN filed on March 4, 2025, for the period ended December 31, 2024, is not selected and amend Form N-CEN as appropriate.

Response. Heartland was unable to select the box for Item C.7.n.i. due to a technical issue encountered by the Funds’ filing vendor when completing the filing. Heartland’s filing vendor has since resolved the issue. Heartland confirms that each Fund qualifies as a limited derivatives user and has filed an amended Form N-CEN with the box for Item C.7.n.i. checked.

Comment 4. Item 4(i) and Item 4(j) of Heartland’s Form N-CSR have been omitted. Please include your responses to these items for the period ended December 31, 2024, in the correspondence filing. Going forward, please include responses to these items in future filings on Form N-CSR.

Response. Heartland responds to each of Item 4(i) and 4(j) by noting those items are not applicable to Heartland. Heartland confirms it will include responses to these items in future filings on Form N-CSR.

Please direct any inquiries on this letter to me at (414) 977-8748 or nbest@heartlandfunds.com. Thank you.

Very truly yours,

/s/ Nicole J. Best

Nicole J. Best

cc:	Vinita Paul Ellen Drought
Emma Janicki Peter Fetzer